U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES**
      EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES**
      EXCHANGE ACT OF 1934

For the transaction period from _____ to _____.

Commission file number: 001-37532

A.   Full title of the plan and address of the plan, if different from that of the issuer
      named below:

      IBERIABANK Corporation Retirement Savings Plan
      (formerly, ISB Financial Corporation Profit Sharing Plan and Trust)

B.   Name of issuer of the securities held pursuant to the plan and the address of its
      principal executive office:

      IBERIABANK Corporation
      200 West Congress Street
      Lafayette, Louisiana 70501

As filed on June 25, 2019

IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplementary Schedules



Castaing Hussey & Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Shalee M. Landry, CPA
Trenton R. Hardy, CPA
Brittany S. Guidry, CPA

<u>Report of Independent Registered Public Accounting Firm</u>

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risk. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental Schedule of Assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 1985.

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
June 25, 2019   -2-

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

Members of American Institute of Certified Public Accountants • Society of Louisiana Certified Public Accountants

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS   **DECEMBER 31, 2018 AND 2017**

	2018	2017
ASSETS		
Investments at fair value	$ 135,223,411	$ 21,561,077
Investments at contract value	10,961,038	-
Cash in transit	-	135,303,432
Receivables:		
Notes receivable from participants	3,768,419	3,274,095
Dividends receivable	104,137	102,909
Total receivables	3,872,556	3,377,004
TOTAL ASSETS	$ 150,057,005	$ 160,241,513
LIABILITIES		
Excess contributions payable	$ -	$ 201,572
Dividends payable	7,644	7,504
TOTAL LIABILITIES	7,644	209,076
NET ASSETS AVAILABLE FOR BENEFITS	$ 150,049,361	$ 160,032,437

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS		FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017	
		2018	2017
ADDITIONS			
Investment income:			
Net (depreciation) appreciation in fair value			
of investments	$	(18,768,655)	$ 16,263,967
Dividends and other income		4,323,242	1,271,937
Total investment income		(14,445,413)	17,535,904
Interest income on notes receivable			
from participants		168,634	116,067
Contributions:			
Employer		3,667,472	3,364,875
Participants		16,993,488	14,177,589
Rollovers		4,131,933	6,525,431
Total contributions		24,792,893	24,067,895
Transfers in - loans		-	460,865
TOTAL ADDITIONS		10,516,114	42,180,731
DEDUCTIONS			
Benefits paid to participants		20,358,528	9,444,556
Administrative expenses		140,662	65,353
TOTAL DEDUCTIONS		20,499,190	9,509,909
NET (DECREASE) INCREASE DURING YEAR		(9,983,076)	32,670,822
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year		160,032,437	127,361,615
End of year	$	150,049,361	$ 160,032,437

The accompanying notes are an integral part of these financial statements.

Exhibit C

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

<u>NOTES TO FINANCIAL STATEMENTS</u>   DECEMBER 31, 2018 AND 2017

NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan with an employee stock ownership plan ("ESOP") component covering employees age 18 or older of the participating employers. The participating employers, who are all members of a controlled group with IBERIABANK Corporation as parent corporation, include IBERIABANK, Iberia Financial Services, LLC, Iberia Capital Partners, LLC, Lenders Title Group, Security Mutual Financial, IBERIA Civic Impact Partners, and Mercantile Capital Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the applicable sections of the Internal Revenue Code.

Plan Administration

The Plan is administered by the Plan Administration and Investment Committee, which is comprised of employees of IBERIABANK and IBERIABANK Corporation, who are appointed by the Board of the Bank. Prudential Financial serves as the Plan's Trustee and holds all investments of the Plan.

Contributions

Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan also permits Roth after-tax, rollover and catch-up contributions. Participants direct the investment of their contributions in various investment options offered by the plan. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. For the years ended December 31, 2018 and 2017 the employer matching contribution was 50% of the first 4% of participant contributions without a cap. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations.

Participant Accounts

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and employer matching contributions, as well as allocations of (a) the employer's discretionary contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' non-vested accounts not otherwise allocated to employer contributions. Participant accounts are charged with an allocation of administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants are solely responsible for directing the investment of contributions and existing account balances among the various mutual funds and other investment options offered by the Plan.

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

<u>NOTES TO FINANCIAL STATEMENTS</u>   <u>DECEMBER 31, 2018 AND 2017</u>

NOTE 1 – PLAN DESCRIPTION (Continued):

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service.

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan. Loans not repaid within the timeframe specified by the administrative committee are considered to be in default and treated as a distribution.

Withdrawals

Withdrawals may be made for qualified emergencies, as defined by the Internal Revenue Code. Depending upon the type of withdrawal and the nature of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½ subject to certain limitations as defined by the Plan.

Payment of Benefits

Participants with vested balances of greater than $5,000 upon termination of service due to death, disability, retirement or termination of employment may elect to receive a lump-sum distribution or annual installments as indicated in the plan document. Upon termination of service, a participant with a vested balance of less than $5,000 will receive a lump-sum amount equal to the vested value in his or her account as soon as administratively feasible after termination. Participants may apply to withdrawal all or part of their vested balance subject to specific hardship and in-service withdrawal provisions of the Plan.

Forfeited Accounts

Forfeitures of employer contributions shall be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions. At December 31, 2018 and 2017, there were no forfeited non-vested accounts. During 2018 and 2017, employer contributions were reduced by $420,747 and $247,202, respectively.

ESOP Features

Each participant is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. Participants with stock retain voting rights with respect to Employer securities allocated to his or her account. Cash dividends paid on IBERIABANK Corporation common stock are 100% vested regardless of years of service performed.

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS   DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The investments in all funds, except the fully benefit-responsive investment contract, of the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fully benefit-responsive contract is stated at contract value. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for a discussion of fair value measurements.

The change in the fair value of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statement of Changes in Assets Available for Benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent loans to participants made against their vested balance as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Excess Contributions Payable

Amounts paid to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan distributes the excess contributions, if any, before March 15 of the following Plan years.

Payment of Benefits

Benefits are recorded when paid.

Exhibit C
Continued

**IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN**

NOTES TO FINANCIAL STATEMENTS   DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Expenses

Certain expenses incurred maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Investment-related expenses are included in the net appreciation of fair value of investments.

Subsequent Events

The Plan has evaluated subsequent events through June 25, 2019, the date the financial statements were available to be issued.

NOTE 3 – FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1– Inputs to the valuation methodology are unadjusted quoted market prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted market prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs that are unobservable inputs for the asset or liability and significant to the fair value measurement.

In accordance with FASB ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Exhibit C
Continued

**IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN**

NOTES TO FINANCIAL STATEMENTS   DECEMBER 31, 2018 AND 2017

NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

Employer Common Stock and Mutual Funds

Employer Common stock is valued at the closing price of shares held by the Plan on the NASDAQ Global Select Market at year end. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled Separate Accounts

FASB ASC 820 allows the use of NAV per share as a practical measure to estimate the fair value of an investment as long as certain requirements are met. Investments in pooled separate accounts meet those requirements and reflect observable market information.

The fair values of participation units held in separate accounts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives and underlying investments of the separate accounts vary and are made up of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair values as of December 31, 2018 and 2017, respectively:

	Fair Value Measurement Using:			
	Level 1	Level 2	Level 3	Total
December 31, 2018				
Mutual funds	$ 118,896,707	$ -	$ -	$ 118,896,707
Common stock				
Employer security	16,326,704	-	-	16,326,704
Total assets in the fair value hierarchy	135,223,411	-	-	135,223,411
Investments measured at net asset value	-	-	-	-
Investments at fair value	$ 135,223,411	$ -	$ -	$ 135,223,411

	Fair Value Measurement Using:			
	Level 1	Level 2	Level 3	Total
December 31, 2017				
Mutual funds	$ -	$ -	$ -	$ -
Common stock				
Employer security	21,554,894	-	-	21,554,894
Total assets in the fair value hierarchy	21,554,894	-	-	21,554,894
Investments measured at net asset value	-	-	-	6,183
Investments at fair value	$ 21,554,894	$ -	$ -	$ 21,561,077

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS   DECEMBER 31, 2018 AND 2017

NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

For years ended December 31, 2018 and 2017, there were no significant transfers between Level 1 and 2 and no transfers in or out of Level 3.

Fair Value of Investments that use the NAV Practical Expedient

The following table summarizes investments measured at fair value based on the NAV per share practical expedient as of December 31, 2017. There were no investments valued based on NAV as of December 31, 2018.

	Fair Value	Unfunded	Redemption Frequency (if currently eligible)	Redemption Notice Period
	Fair Value Measurement Using:			
December 31, 2017				
Pooled separate account	$ 6,183	n/a	Daily	1 day
Total	$ 6,183			

NOTE 4 – FULLY BENEFIT–RESPONSIVE GROUP ANNUITY CONTRACT:

The Plan holds a traditional benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (PRIAC). The Guaranteed Income Fund (GIF) is an Insurance Company Issued Evergreen Group Annuity contract, and principal and accumulated interest are fully guaranteed by PRIAC. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified rate of interest that is guaranteed to the Plan. The crediting rate is reset semiannually. The contract meets the fully benefit investment contract criteria and therefore is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expense. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Generally, there are no events that could limit the ability of the plan to transact at contract value paid within 90 days or contract value paid over time. There are also no events that allow PRIAC to terminate the contract which would require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

NOTE 5 - ALLOCATED AMOUNTS:

At December 31, 2018 and 2017, there were no amounts allocable to participants who had elected to withdraw from the plan.

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS   **DECEMBER 31, 2018 AND 2017**

NOTE 6 – TAX STATUS:

The IRS has determined and informed the Company by a letter dated November 12, 2014, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 – RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS:

One plan investment, the Guaranteed Income Fund is managed by Prudential Retirement Insurance and Annuity Company. Prudential is also the trustee as defined by the Plan and provides participant recordkeeping services to the Plan. and, therefore these transactions qualify as party-in-interest transactions. All other investments managed by Prudential are on the open market at fair value. Consequently, these transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

One of the investment options of the Plan is IBERIABANK Corporation common stock. As the Company is Plan Sponsor, transactions involving IBERIABANK Corporation common stock quality as party–in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. At December 31, 2018 and 2017, the Plan held an aggregate of 253,993.52 and 278,125.48 shares of IBERIABANK Corporation common stock valued at $16,326,704 and $21,554,894, respectively. Dividends received on IBERIABANK Corporation stock were $399,911 and $375,550, respectively.

Participant loans, also party-in-interest investments, were granted throughout the year as part of normal plan operations.

NOTE 9 – CONCENTRATION OF INVESTMENTS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 11% and 13% of total Plan assets as of December 31, 2018 and 2017, respectively. The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, Iberia Capital Partners and Lenders Title Company. Through the Subsidiaries, the Company offers commercial and retail products and services to customers throughout South Central and Southeastern United States. A significant change in the stock price would have a significant effect on the financial statements.

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS   DECEMBER 31, 2018 AND 2017

NOTE 10 – RISKS AND UNCERTAINTIES

The Plan and its participants invest in various investment securities, including employer securities. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 11 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

	December 31,			
	2018		2017	
Net increase (decrease) per the financial statements	$	(9,983,076)	$	32,670,822
Adjustment for investment income reported for investment in common collective trust		0		(4,090)
Net income (loss) per form 5500	$	(9,983,076)	$	32,666,732

NOTE 12 – TRANSFERS OF SERVICE PROVIDERS

The Investment Committee of the Plan selected a new service provider, Prudential Retirement Insurance and Annuity Company, for the 2018 plan year. In preparation for the transfer, all investments were sold on December 29, 2017, with the exception of the IBERIABANK Corporation Stock and Notes Receivable from Participants. Cash in transit at December 31, 2017 represents the amount received from the sale of the assets. In January of 2018, the IBERIABANK Corporation Stock, Notes Receivable from Participants and cash on hand were transferred to Prudential Retirement Insurance and Annuity Company.

SUPPLEMENTAL SCHEDULE

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470   PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)   **DECEMBER 31, 2018**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Participant Loans	Notes receivable, ranging from interest rates of 4.25% to 6.25% and maturities of one to thirty years		$-0-	$ 3,768,419
*	Company Stock	IBERIABANK Corporation 253,993.5187	Shares Common Stock		16,326,704
	American Funds	AM Fnd Europacific Grth R6 37,159.2428	Shares		1,671,794
	American Funds	American Funds AMCAP R6 141,401.1643	Shares		3,990,341
	Dimensional Fund Advisors	DFA Emerging Markets Port 55,510.5721	Shares		1,431,618
	Dimensional Fund Advisors	DFA US Target VAL Port 25,951.1275	Shares		514,611
	Fidelity Investments	Fidelity Adv Total Bond Z 139,666.3750	Shares		1,428,787
*	Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund 428,429.2115	Shares		10,961,038
	Hartford Mutual	Hartford Midcap FD CL Y 52,466.8640	Shares		1,562,463
	Janus Henderson	Janus Henderson Venture N 27,220.2917	Shares		1,804,161
	Vanguard Group Inc	Van Dev Mark Ind Adm 134,568.5446	Shares		1,609,440
	Vanguard Group Inc	Van Inst Target Ret Income 88,795.6337	Shares		1,821,198
	Vanguard Group Inc	Van Inst Target Ret 2020 295,196.4707	Shares		6,207,982
	Vanguard Group Inc	Van Inst Target Ret 2025 735,464.5108	Shares		15,569,784
	Vanguard Group Inc	Van Inst Target Ret 2030 1,043,633.7427	Shares		22,166,781
	Vanguard Group Inc	Van Inst Target Ret 2035 753,345.7835	Shares		16,046,265
	Vanguard Group Inc	Van Inst Target Ret 2040 519,235.1485	Shares		11,096,055
	Vanguard Group Inc	Van Inst Target Ret 2045 479,523.7266	Shares		10,266,603

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470   PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)   **DECEMBER 31, 2018**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Vanguard Group Inc	Van Inst Target Ret 2050 315,867.8263	Shares		6,772,206
	Vanguard Group Inc	Van Inst Target Ret 2055 176,726.3599	Shares		3,799,617
	Vanguard Group Inc	Van Inst Target 2060 77,033.3761	Shares		1,656,218
	Vanguard Group Inc	Vanguard RE IDX Admiral 2,192.9053	Shares		231,834
	Vanguard Group Inc	Van Small Cap Index Admiral 21,899.0599	Shares		1,384,678
	Vanguard Group Inc	Vanguard 500 IDX Admiral 16,203.8391	Shares		3,750,216
	Vanguard Group Inc	Vanguard Equ Inco Admiral 31,748.1014	Shares		2,109,026
	Vanguard Group Inc	Vanguard Mid Cap Index FD 8,825.4569	Shares		1,509,506
	Vanguard Group Inc	Vanguard Selected Val Inv 22,042.8256	Shares		495,523
	Total				$149,952,868

* Denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 25, 2019

By:

Name: Greg Rizzuto
Title: Plan Administrator

EXHIBIT INDEX

TO

FORM 11-K FOR

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Castaing, Hussey & Lolan, LLC dated June 25, 2019



Castaing
Hussey &
Lolan, LLC
— *Certified Public Accountants*

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

EXHIBIT 23.1
Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Shalee M. Landry, CPA
Trenton R. Hardy, CPA
Brittany S. Guidry, CPA

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 25, 2019, and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811, 333-135359, and 333-198040).

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
June 25, 2019

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

Members of American Institute of Certified Public Accountants • Society of Louisiana Certified Public Accountants